FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline Performance Share Plan notified the Company and the under-mentioned
 person
s
 on 12 January 2010
 of an increase in their notional interests
in Ordinary
shares at a price of £12.94
 per share and Ordinary
 Share ADRs at a price of $41.48
 per ADR

following the notional re-investment of the dividend paid to shareholders on
7 January 2010
.

	Ordinary shares	ADRs
Mr A P Witty	10,198.95
Mr J S Heslop	4, 995.50
Dr M M Slaoui		2, 618.17
Mrs C E Bruck Slaoui		7 2.54
Mr S M Bicknell	4 75.57
Mr J M Clarke	2, 865.76
M rs D P Connelly		920.23
Mr M Dunoyer	1, 202.46
Mr E J Gray	1,3 63.65
Mr S A Hussain	1,4 56.88
Mr D Learmouth	7 90.88
Mr W C Louv		9 48.61
Mr D J Phelan		1,460.86
Dr D Pulman		1, 109.95
Mr D S Redfern	6 40.89
Mr J R Stéphenne	1,2 64.42
Ms C Thomas	689.60
Mr D E Troy		1, 399.2 4

The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that vest following the end of the relevant three year measurement period.

This notification relates to
transaction
s
 notified in accordance with
 Disclosure and Transparency R
ule
s 3.1.4R(1)(a).

V A Whyte
Deputy
Company Secretary

13 January 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 13, 2010

By: VICTORIA WHYTE

------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc